UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2007.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 333-93879

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson
Retirement Savings Plan for Milwaukee and
Tomahawk Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for
Milwaukee and Tomahawk Hourly
Bargaining Unit Employees
Date: June 20, 2008	By: /s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

(Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Assets Available for Benefits
Statements of Changes in Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Harley-Davidson Retirement Plans Committee
Harley-Davidson Retirement Savings
   Plan for Milwaukee and Tomahawk
   Hourly Bargaining Unit Employees

We have audited the accompanying statements of assets available for benefits of Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young, LLP
Milwaukee, Wisconsin
June 20, 2008

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Statements of Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments:
Interest in Harley-Davidson Retirement
Savings Plan Master Trust (Note 3)	$148,670,155	$154,388,583
Notes receivable from participants	4,821,503	4,540,998

Assets available for benefits at fair value	153,491,658	158,929,581
Adjustment from fair value to contract value for interest in
Harley-Davidson Retirement Savings Plan Master Trust
relating to fully benefit-responsive investment contracts	281,766	329,640

Assets available for benefits	$153,773,424	$159,259,221

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions:
Investment income:
Interest income	$333,960	$276,402
Equity in investment (loss) income of Harley-Davidson
Savings Plan Master Trust (Note 3)	(753,348)	21,151,979

Total investment (loss) income	(419,388)	21,428,381
Contributions:
Participant	10,111,886	10,265,459
Participant rollovers	250,744	345,318
Company	(1,303)	4,699

Total contributions	10,361,327	10,615,476

Total additions	9,941,939	32,043,857
Deductions:
Benefit payments and withdrawals	15,394,377	12,453,005
Administrative expenses	19,787	17,241

Total deductions	15,414,164	12,470,246

Net (decrease) increase before transfers to other
Harley-Davidson plans	(5,472,225)	19,573,611
Transfers to other Harley-Davidson Plans	(13,572)	(45,558)

Net (decrease) increase	(5,485,797)	19,528,053
Assets available for benefits at beginning of year	159,259,221	139,731,168

Assets available for benefits at end of year	$153,773,424	$159,259,221

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

1.	Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined-contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. (the Company) Milwaukee area and Tomahawk plants, subject to a union bargaining agreement and meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may defer a portion of their compensation on a pretax basis through contributions to the Plan. Effective August 1, 2006, the Plan was amended to allow participants to also make Roth contributions to the Plan on an after-tax basis. For purposes of the Plan, a Roth contribution is an elective deferral that otherwise would be a pretax contribution to the Plan, but the participant, at the time of making the cash or deferral election with respect to the contribution, has irrevocably designated it as a Roth contribution rather than as a pretax contribution. A Roth contribution is included in the participant’s taxable income at the time the participant would have received that amount in cash if the participant had not elected to have the amount contributed to the Plan as a Roth contribution. The maximum amount that participants may defer and contribute to the Plan is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the Code).

Company contributions are not permitted.

Rollover contributions to the Plan are permitted under certain circumstances, as defined in the Plan.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

Participants’ Accounts

Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals.

Participants have the option of investing their contributions in one or any combination of 25 investment funds.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s investment alternatives daily.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plan.

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59½ or becomes disabled as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. Loans bear interest commensurate with the rate which would be charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).

Administrative Expenses

Administrative expenses are shared by the Company and the Plan. Loan application and service fees are paid directly by participants.

2.	Summary of Significant Accounting Policies

Master Trust Investments

The Plan’s investments consist of its interest in the investments of the Harley-Davidson Retirement Savings Plan Master Trust (the Master Trust) and notes receivable from participants. The Master Trust is an arrangement by which investments of the Plan and four other Harley-Davidson defined-contribution plans share a trust. (see Note 3). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.

Valuation of Investments

The Master Trust’s investments in mutual funds and common trust funds are stated at fair value, except for the investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans (the Managed Income Portfolio Fund), which is stated at contract value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. The fair value of securities traded on a national securities exchange is based on the closing market price on the last business day of the Plan year. The fair value of the money market fund is based on cost, which approximates fair value.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common trust (the Managed Income Portfolio Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the Managed Income Portfolio Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Managed Income Portfolio Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Harley-Davidson Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Harley-Davidson, Inc. common stock and the cash investments held by the Fund.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes receivable from participants are stated as their unpaid principal balances plus accrued interest.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements.  SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. The Plan is required to adopt SFAS No. 157 beginning in fiscal year 2008 and has not yet completed its evaluation of the impact it will have on its net assets available for benefits and the changes in its net assets available for benefits when adopted.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Master Trust Investments

The assets of the Master Trust include investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (collectively, the Plans). The assets have been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable assets and liabilities.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

A summary of the Master Trust’s investments at December 31 is as follows:

	2007	2006
Investments at fair value:
Mutual funds	$416,476,242	$367,430,918
Common trust funds:
Managed Income Portfolio Fund	63,548,119	71,858,139
Harley-Davidson Stock Fund	107,048,296	151,265,828
Money market fund	1,266,652	1,727,208
Other receivable (payable)	(193,055)	6,495

Assets of the Master Trust at fair value	588,146,254	592,288,588
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive
investment contracts	690,611	722,224

Assets of the Master Trust at contract value	588,836,865	593,010,812
Less amounts allocated to other Plans	439,884,944	438,292,589

Plan's interest in Master Trust after contract value adjustment
	148,951,921	154,718,223
Plan's allocated adjustment from contract value to fair value
	(281,766)	(329,640)

Plan's interest in Master Trust at fair value	$148,670,155	$154,388,583

At December 31, 2007 and 2006, the Plan’s interest in the assets of the Master Trust was approximately 25% and 26%, respectively.

The Managed Income Portfolio Fund is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

Investment income has been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable income and losses. Investment income generated by the investments of the Master Trust and the Plan’s allocated share therein are as follows:

	Year Ended December 31
	2007	2006
Interest and dividend income	$34,948,852	$23,065,124
Net appreciation in fair value of mutual funds	3,412,902	20,372,415
Net (depreciation) appreciation in fair value of common
stock - Harley-Davidson, Inc.	(50,950,718)	46,337,511

Investment (loss) income generated	(12,588,964)	89,775,050
by the Master Trust
Less amount allocated to other Plans	(11,835,616)	68,623,071

Master Trust investment (loss) income
allocated to the Plan	$(753,348)	$21,151,979

4.	Transactions With Parties-in-Interest

Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the union bargaining agreement.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

6.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7.	Legal Matters

On August 25, 2005, a class action lawsuit alleging violations of ERISA was filed in the United States District Court for the Eastern District of Wisconsin against Harley-Davidson, Inc., the Administrative Committee of Harley-Davidson, Inc., and certain Company employees, officers, and directors. Pursuant to the schedule set by the court, on October 2, 2006, the ERISA plaintiff filed an Amended Class Action Complaint, which named the Company, the Harley-Davidson Motor Company Retirement Plans Committee, the Company’s Leadership and Strategy Council, Harold A. Scott, James L. Ziemer, James M. Brostowitz, Gail A. Lione, Joanne M. Bischmann, Karl M. Eberle, Jon R. Flickinger, Ronald M. Hutchinson, James A. McCaslin, W. Kenneth Sutton, Jr., and Donna F. Zarcone, who are current or former Company officers or employees, as defendants. In general, the ERISA complaint includes factual allegations similar to those in shareholder class action lawsuits that Harley-Davidson, Inc. has disclosed in its recent publicly available filings (which include complaints that allege securities law violations) and alleges on behalf of participants in the Plans that the plan fiduciaries breached their ERISA fiduciary duties. On February 15, 2006, the court ordered the ERISA action consolidated with the securities and other related actions that are pending in that court for administrative purposes. On December 18, 2006, the defendants filed a motion to dismiss the ERISA complaint in its entirety. Briefing of the motion to dismiss was completed in April 2007.

Harley-Davidson, Inc. believes the allegations against all of the defendants in the lawsuits against the Company are without merit and it intends to vigorously defend against them. As all of these matters are in the preliminary stages, the Company is unable to predict the scope or outcome or quantify their eventual impact, if any, on the Company. At this time, the Company is also unable to estimate associated expenses or possible losses. The Company maintains insurance that may limit its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail, for claims covered by the insurance coverage.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the assets reported on the 2007 and 2006 Form 5500 Schedule H, Part I:

	December 31
	2007	2006
Assets available for benefits per the financial	$153,773,424	$159,259,221
statements
Adjustment to fair value from contract value for interest in		(329,640)
Harley-Davidson Retirement Savings Plan Master Trust relating
to fully benefit-responsive investment contracts	(281,766)

Assets available for benefits per Form 5500	$153,491,658	$158,929,581

The following is a reconciliation of total additions to plan assets reported per the financial statements to the total reported on the 2007 Form 5500 Schedule H, Part II:

Year Ended December 31 2007
Total additions reported in the financial statements	$9,941,939
Add: December 31, 2006, adjustment to fair value from contract value for interest in
Harley-Davidson Retirement Savings Plan Master Trust relating to fully
benefit-responsive investment contracts	329,640
Less: December 31, 2007, adjustment to fair value from contract value for interest in
Harley-Davidson Retirement Savings Plan Master Trust relating to fully
benefit-responsive investment contracts	(281,766)

Total income as reported on Form 5500	$9,989,813

Supplemental Schedule

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #39-1805420 Plan #005

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
* Plan participants	Participant loans with interest rates ranging from
	6.00% to 9.50%, with various maturities through
	2017. Collateralized by applicable participants'
	account balances	$4,821,503

* Represents a party in interest

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm